EXHIBIT 99.22
CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the annual report, as amended, of Goldcorp Inc. (the “Company”) on Form 40-F for the period ended December 31, 2005, as amended, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Kevin McArthur, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
Dated: March 9, 2007

/s/ Kevin McArthur
Kevin McArthur
President and Chief Executive Officer

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the annual report, as amended, of Goldcorp Inc. (the “Company”) on Form 40-F for the period ended December 31, 2005, as amended, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Lindsay Hall, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
Dated: March 9, 2007

/s/ Lindsay Hall Lindsay Hall
Executive Vice President and Chief Financial Officer